UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BENCHMARK ELECTRONICS, INC.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	1-10560 (Commission File Number)	74-2211011 (I.R.S. Employer Identification No.)

3000 Technology Drive, Angleton, Texas  77515

(Address of principal executive offices)  (Zip Code)

Scott R. Peterson

Vice President & General Counsel

(979) 849-6550

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[Ö] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

A copy of Benchmark Electronics, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at http://www.bench.com/Corporate/Sustainability/Pages/Conflict-Minerals.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BENCHMARK ELECTRONICS, INC.

By: /s/ Gayla J. Delly	Date: May 30, 2014
Gayla J. Delly
President and Chief Executive Officer